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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 2
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
                            AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                  PDK Labs Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                             Common Stock: 693293508
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                                 (CUSIP Number)

                              Robert H. Cohen, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 735-8680
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 13, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
                      or (4), check the following box . / /

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                                      CUSIP
                                 No.69329350813D

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                Reginald Spinello

2        Check the Appropriate Box if a Member of a Group*              (a)  /X/
                                                                        (b)  / /

3        SEC Use Only

4        Source of Funds*            PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                                   / /

6        Citizenship or Place of Organization                             U.S.A.

                      7       Sole Voting Power
      Number of                   672,500 shares of Common Stock.
       Shares
    Beneficially      8       Shared Voting Power
      Owned By                    0  shares of Common Stock
        Each
      Reporting       9       Sole Dispositive Power
       Person                     522,500  shares of Common Stock
        With
                      10      Shared Dispositive Power
                                  0 shares of Common Stock

11       Aggregate Amount Beneficially Owned By Each Reporting Person

                  672,500 shares of Common Stock..

12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             / /

13       Percent of Class Represented by Amount in Row (11)

                  29.2 % of Common Stock

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP
No. 693293508                          13D

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1        Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons (Entities Only)

                               Raveendra Nandigam

2        Check the Appropriate Box if a Member of a Group*              (a)  /X/
                                                                        (b)  / /

3        SEC Use Only

4        Source of Funds*             PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                                   / /

6        Citizenship or Place of Organization                             U.S.A.

                      7       Sole Voting Power
      Number of                   100,000 shares of Common Stock.
       Shares
    Beneficially      8       Shared Voting Power
      Owned By                    0 shares
        Each
      Reporting       9       Sole Dispositive Power
       Person                     100,000 shares of Common Stock.
        With
                      10      Shared Dispositive Power
                                  0 shares

11       Aggregate Amount Beneficially Owned By Each Reporting Person

                  100,000 shares of Common Stock.

12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             / /

13       Percent of Class Represented by Amount in Row (11)

                  4.3% of Common Stock.

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP
No. 693293508                          13D

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                Karine Hollander

2        Check the Appropriate Box if a Member of a Group*              (a)  /X/
                                                                        (b)  / /

3        SEC Use Only

4        Source of Funds*             PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                                   / /

6        Citizenship or Place of Organization                             U.S.A.


                      7       Sole Voting Power
      Number of                   0 shares.
       Shares
    Beneficially      8       Shared Voting Power
      Owned By                    0 shares
        Each
      Reporting       9       Sole Dispositive Power
       Person                     50,000 shares of Common Stock.
        With
                      10      Shared Dispositive Power
                                  0 shares


11       Aggregate Amount Beneficially Owned By Each Reporting Person

                  50,000 shares of Common Stock.

12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             / /

13       Percent of Class Represented by Amount in Row (11)

                  2.2 % of Common Stock.

14       Type of Reporting Person*

                  IN


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CUSIP
No. 693293508                          13D

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                                 Michael Lulkin

2        Check the Appropriate Box if a Member of a Group*              (a)  /X/
                                                                        (b)  / /

3        SEC Use Only

4        Source of Funds*           PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                                   / /

6        Citizenship or Place of Organization                             U.S.A.

                      7       Sole Voting Power
      Number of                   0 shares.
       Shares
    Beneficially      8       Shared Voting Power
      Owned By                    0 shares
        Each
      Reporting       9       Sole Dispositive Power
       Person                     100,000 shares of Common Stock.
        With
                      10      Shared Dispositive Power
                                  0 shares

11       Aggregate Amount Beneficially Owned By Each Reporting Person

                  100,000 shares of Common Stock.

12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             / /

13       Percent of Class Represented by Amount in Row (11)

                  4.3 % of Common Stock

14       Type of Reporting Person*

                  IN


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CUSIP
No.693293508                           13D

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                              PDK Acquisition Corp.

2        Check the Appropriate Box if a Member of a Group*              (a)  /X/
                                                                        (b)  / /

3        SEC Use Only

4        Source of Funds*            WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)                                                   / /

6        Citizenship or Place of Organization                           New York

                      7       Sole Voting Power
      Number of                   200,000 shares of Common Stock.
       Shares
    Beneficially      8       Shared Voting Power
      Owned By                    0  shares of Common Stock
        Each
      Reporting       9       Sole Dispositive Power
       Person                     200,000  shares of Common Stock
        With
                      10      Shared Dispositive Power
                                  0 shares of Common Stock

11       Aggregate Amount Beneficially Owned By Each Reporting Person

                  200,000 shares of Common Stock..

12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             / /

13       Percent of Class Represented by Amount in Row (11)

                  8.7% of Common Stock

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.  Security and Issuer.

         This Amendment No. 2 to Schedule 13D (the "Amendment No. 2") relates to the Schedule 13D filed on July 21, 2000, as amended on September 19, 2000, relating to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of PDK Labs Inc., a New York corporation (the "Company"). The Company's principal executive office is at 145 Ricefield Lane, Hauppauge, NY 11788.

Item 2.  Identity and Background.

(a)-(d)

Reginald Spinello
Chairman of the Board, President and Chief Executive Officer
PDK Labs Inc.
145 Ricefield Lane
Hauppauge, NY 11788

Raveendra Nandigam
Vice President of Operations
PDK Labs Inc.
145 Ricefield Lane
Hauppauge, NY 11788

Karine Hollander
Chief Financial Officer and Secretary
PDK Labs Inc.
145 Ricefield Lane
Hauppauge, NY 11788

Michael Lulkin
PDK Labs Inc.
145 Ricefield Lane
Hauppauge, NY 11788

PDK Acquisition Corp.
c/o PDK Labs Inc.
145 Ricefield Lane
Hauppauge, NY 11788

         (e) During the last five years, none of the persons filing this
Schedule 13D have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except that Michael Lulkin, who is not a Continuing Shareholder (as defined below) and, other than being a party to the Lulkin Voting Trust Agreement, has no connection to the proposed transaction, consented in July 1998 to four counts set forth in an information filed in the Southern District, including counts

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for conspiracy to commit securities fraud, mail fraud, wire fraud, making false statements, and money laundering.

         (f) During the last five years, none of the persons filing this
Schedule 13D have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in that person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Reginald Spinello, Raveendra Nandigam, Karine Hollander and Michael Lulkin (the "Reporting Persons") each acquired their shares of Common Stock through the exercise of board approved stock grants in connection with employment or consulting services rendered to the Company and/or, in the case of Mr. Spinello, certain direct acquisitions of such shares using personal funds.

         As more fully described in Item 4 of this Schedule 13D, Reginald Spinello, Karine Hollander and Raveendra Nandigam (the "Continuing Shareholders") have made a proposal (the "Proposal") to the Company pursuant to which the Continuing Shareholders would acquire all of the outstanding shares of Common Stock and Series A Convertible Preferred stock, par value $.01, of the Company (the "Preferred Stock") not already owned by the Continuing Shareholders (the "Acquisition"). The Proposal contemplates that current stockholders of the Company (other than the Continuing Shareholders) would be paid $5.00 in cash for each share of Common Stock held and $8.00 in cash for each share of Preferred Stock held. The Continuing Shareholders expect that the funds to be used in making the Acquisition will come from various sources, including institutional lenders.

Item 4.  Purpose of Transaction.

         On July 13, 2000, Reginald Spinello transmitted a letter to the Board of Directors of the Company proposing that the Continuing Shareholders acquire all of the outstanding shares of Common Stock not owned by the Continuing Shareholders at a price of $4.00 per share in cash and all of the outstanding shares of Preferred Stock not owned by the Continuing Shareholders at a price of $7.00 per share in cash. The Proposal proposed that the Acquisition would be
(i)structured as a merger of the Company with a Corporation to be formed by the Continuing Shareholders and (ii) subject to the terms and conditions to be set forth in a definitive merger agreement to be negotiated between the parties. The Proposal proposed that the Acquisition would be subject to (i) approval of a special committee of the Board of Directors of the Company consisting solely of directors who are not affiliated with the Continuing Shareholders (the "Special Committee"), (ii) approval of two-thirds of the shares of Common Stock at a meeting called for such purpose and (iii) other customary conditions. It is expected that, in the event the Acquisition is completed, the registration of the Common Stock under Section 12 of the 1934 Act would be terminated, and the Common Stock and Preferred Stock would cease to be listed on the NASDAQ or any other inter-dealer quotation system.

         From July 13, 2000 until July 19, 2000, the Continuing Shareholders negotiated the terms of the Proposal with the Special Committee, consisting of Ira Helman who is not a Continuing Shareholder. On July 19, 2000, the Continuing Shareholders and the Special Committee reached an agreement that the Continuing Shareholders acquire all of the outstanding shares of Common Stock

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not owned by the Continuing Shareholders at a price of $5.00 per share in cash and all of the outstanding shares of Preferred Stock not owned by the Continuing Shareholders at a price of $8.00 per share in cash. The Continuing Shareholders have been informed that the Special Committee recommended the Proposal to the Board of Directors and the Board of Directors has approved the Proposal which is to be submitted for a shareholder vote on November 8, 2000. There can be no assurance that the Proposal will be approved by the shareholders or that the Acquisition will be completed.

         One shareholder, Perry Krape, has asserted so-called "derivative" claims on behalf of the Company in two separate lawsuits seeking damages from various persons, including among others, the Reporting Persons and Ira Helman, and/or the cancellation of a significant number of shares issued by the Company to certain officers and consultants in past years, including the Reporting Persons (other than Raveendra Nandigam). These suits are discussed in the Company's prior public disclosures to which reference is made, including the Company's Form 10Q filed on October 13, 2000. If the Proposal is approved and the merger consummated, Krape (and all other shareholders) will likely lose the ability to prosecute derivative claims and any remaining derivative actions will likely be terminated as a matter of law. To the extent that the derivative actions are terminated, the individuals sued in those actions, including the Reporting Persons (other than Raveendra Nandigam) will, or course, no longer face the possibility, no matter how remote, of exposure on the claims. For the reasons previously stated in the Company's most recent Form 10-Q, the Reporting Persons believe that the dismissal of the derivative actions is at best of marginal benefit to them because they believe that the claims asserted therein are meritless, and as such the Reporting Persons and Ira Helman did not consider the possible dismissal of the derivative claims as a factor in the decision to pursue or approve the Proposal.

Item 5.  Interest in Securities of the Issuer.

         (a) Reginald Spinello currently owns 522,500 shares of Common Stock, constituting 22.7% of such shares and no shares of Preferred Stock. Reginald Spinello has the right to vote an additional 150,000 shares of Common Stock (constituting a total of 29.2% of such shares). Reginald Spinello acquired the right to vote 50,000 such shares through a Voting Trust Agreement (the "Hollander Voting Trust Agreement"), dated October 6, 1995, by and between Corrine Hollander and Michael Krasnoff, as Voting Trustee, pursuant which Corrine Hollander agreed that the President and CEO of the Company would have the right to vote her shares for a period of ten years. Reginald Spinello acquired the right to vote the remaining 100,000 of such shares through a Voting Trust Agreement (the "Lulkin Voting Trust Agreement"), dated October 6, 1995, by and between Michael Lulkin and Michael Krasnoff, as Voting Trustee, pursuant which Michael Lulkin agreed that the President and CEO of the Company would have the right to vote his shares for a period of ten years. Karine Hollander and Michael Lulkin entered into the Voting Trust Agreements upon the commencement of their employment with the Company and the issuance to them of their shares of Common Stock. Michael Lulkin is not a Continuing Shareholder and, other than being a party to the Lulkin Voting Trust Agreement, has no connection to the proposed transaction. Raveendra Nandigam owns 100,000 shares of Common Stock, constituting 4.3% of such shares and no shares of Preferred Stock. Karine Hollander owns 50,000 shares of Common Stock, constituting 2.2% of such shares and no shares of Preferred Stock, all of which are subject to the Hollander Voting Trust Agreement and are currently voted by Reginald Spinello. PDK Acquisition Corp. ("Acquisition Corp.") owns 200,000 shares of Common Stock, consisting of 8.7% of such shares, and no shares of Preferred Stock (see Item 4(c) below). The percentages herein are based upon

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2,300,007 shares of Common Stock, which is derived from 2,320,007 shares outstanding as of July 10, 2000, as reported in the Company's Form 10-Q, filed on July 14, 2000, and 20,000 shares which were surrendered to the Company on September 15, 2000.

         (b) The group consisting of the Reporting Persons, pursuant to Rule 13d-5(b)(1) is deemed to beneficially own 972,500 shares of Common Stock, constituting 42.3% of the outstanding Common Stock.

         (c) On September 15, 2000, PDK Acquisition Corp., a corporation wholly owned by the Continuing Shareholders, entered into a Stock Purchase Agreement (the "Purchase Agreement") with Dune Holdings Inc. Pursuant to the terms of the Purchase Agreement, Acquisition Corp. agreed to buy, and Dune Holdings Inc. agreed to sell, 200,000 shares of Common Stock for a purchase price of $5.00 per share within 5 days of the date of the Purchase Agreement. The purchase price for the shares will be increased if the price per share of Common Stock paid in connection with the Acquisition exceeds $5.00, or if the Company accepts an offer from a different bidder for the shares of Common Stock for a price in excess of $5.00. In either case, Acquisition Corp. will pay the difference between the consideration received per share of Common Stock and $5.00, payable within ten days of the closing of such a transaction.

         (d) None.

         (e) None.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4.


Item 7.  Material to be Filed as Exhibits.

         See Exhibits attached hereto.

* (a) Offer Letter from Reginald Spinello to the Board of Directors of PDK Labs Inc., dated July 13, 2000.

* (b) Revised Offer Letter from Reginald Spinello to the Board of Directors of PDK Labs Inc., dated July 19, 2000.

* (c) Voting Trust Agreement, dated as of October 6, 1995, by and between Michael Lulkin and Michael Krasnoff, as Voting Trustee.

* (d) Voting Trust Agreement, dated as of October 6, 1995, by and between Karine Hollander and Michael Krasnoff, as Voting Trustee

* (e) Stock Purchase Agreement, dated as of September 15, 2000, by and between Dune Holdings Inc. and PDK Acquisition Corp.


*        Previously filed.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2000                            /s/ Reginald Spinello
                                                   -----------------------------
                                                   President

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